UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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20014046

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
SEP 29 2020
Washington DC
418

SEC FILE NUMBER
8-07541

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/19 AND ENDING 06/30/20
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dorsey & Company Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

511 Gravier St
(No. and Street)

New Orleans (City) Louisiana (State) 70130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Raymond A. Thompson (504) 592-3266
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier & Deeter, LLC
(Name – *if individual, state last, first, middle name*)

1230 Peachtree St NE Ste 1500 (Address) Atlanta (City) GA (State) 30309 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raymond A Thompson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dorsey & Company Inc., as of June 30, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Ray Thompson
Signature

President & CEO
Title

Notary Public May G Dorsey
LA Bar 17993 Commission for Life

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TMF Investments LLC

2000 Duke Street
Suite 250
Alexandria, VA 22314

September 25, 2020

Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street
Washington, D.C. 20549

RE: FYE Change of TMF Investments LLC (SEC File# 8-70464; CRD# 306422)

Dear Sir,

This letter is to inform the Commission of TMF Investments LLC's ("TMFI", "the Firm") decision to change the Firm's FYE date from December to September. TMFI is making this change to align with other affiliates of the parent company.

Regarding the 2020 Annual Audit for TMFI as required under SEC Exchange Act Rule 17a-5, and in reference to SEC No Action Letter "Annual Audited Financial Statement Filing Requirements Under Rule 17a-5" dated December 16, 2005, I confirm that the conditions outlined in the SEC No Action letter have been met. TMFI's Initial Annual Audit will cover from the effective date of August 17, 2020 to September 30, 2021, covering a period of no more than fourteen (14) months.

I will also inform FINRA, TMFI's DEA, that the aforementioned conditions have been met by electronic communication to Mr. Raymond Sims, Risk Monitoring Analyst for TMFI, as requested by him.

Please e-mail me or call me at 484-589-5511 if you have any questions or require further information.

Sincerely,

Michael Hogan
Chief Compliance Officer
TMF Investments, LLC

DORSEY & COMPANY INC.

WEALTH MANAGEMENT • INVESTMENTS

FINANCIAL STATEMENTS

June 30, 2020

511 Gravier St. ▪ New Orleans, Louisiana ▪ 70130-2726
(504) 524-5431 ▪ Fax (504) 592-3252 ▪ (800) 375-5431
DORSEYCO.COM

DORSEY & COMPANY, INC.

TABLE OF CONTENTS
June 30, 2020

Frazier & Deeter
CPAs & ADVISORS

1230 Peachtree Street NE
Suite 1500
Atlanta, Georgia 30309
404.253.7500
www.frazierdeeter.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Dorsey & Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dorsey & Company, Inc. (the "Company") as of June 30, 2020, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information included in the supplemental schedules has been subjected to audit procedures performed in conjunction with the audit of Dorsey & Company, Inc.'s financial statements. The supplemental information is the responsibility of Dorsey & Company, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Frazier + Deeter, LLC

We have served as the Company's auditor since 2020.
Atlanta, Georgia
September 24, 2020

DORSEY & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

June 30, 2020

ASSETS

	2020
ASSETS	
Cash and cash equivalents	$ 61,459
Deposits held by clearing broker, restricted	53,573
Receivable from clearing broker	1,289,105
Securities and other investments owned, at clearing broker, at fair value	994,462
Property and equipment, net of accumulated depreciation of $159,454	28,551
Other assets	27,503
TOTAL ASSETS	$ 2,454,653

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued liabilities	$ 485,019
Paycheck Protection Program Loan	384,200
TOTAL LIABILITIES	869,219
STOCKHOLDERS' EQUITY	
Common stock – $1 par value, authorized – 200,000 shares each Class A and Class B, issued – 51,450 shares Class A and 3,880 shares Class B	55,330
Additional paid-in capital	300,142
Retained earnings	1,897,869
Treasury stock, at cost – 48,550 shares	(667,907)
TOTAL STOCKHOLDERS' EQUITY	1,585,434
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,454,653

DORSEY & COMPANY, INC.

STATEMENT OF INCOME

For the Year Ended June 30, 2020

	2020
REVENUES	
Net dealer inventory and investment gains	$ 990,190
Investment advisory fees	2,596,657
Commission income	420,701
Interest and dividends	72,326
Other income	781,267
TOTAL REVENUES	4,861,141
EXPENSES	
Employee compensation and benefits	3,493,586
Brokerage commissions and fees	64,703
Occupancy	106,396
Other operating and general and administrative expenses	857,590
TOTAL EXPENSES	4,522,275
INCOME BEFORE INCOME TAX EXPENSE	338,866
INCOME TAX EXPENSE	80,634
NET INCOME	$ 258,232

The accompanying notes are an integral part of these financial statements

DORSEY & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended June 30, 2020

	Common Stock Class A	Common Stock Class B	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance - June 30, 2019	$ 51,450	$ 3,880	$ 300,142	$ 1,889,637	$ (667,907)	$ 1,577,202
Net Income	-	-	-	258,232	-	258,232
Dividends to Stockholders	-	-	-	(250,000)	-	(250,000)
Balance - June 30, 2020	$ 51,450	$ 3,880	$ 300,142	$ 1,897,869	$ (667,907)	$ 1,585,434

DORSEY & COMPANY, INC.

STATEMENT OF CASH FLOWS

For the Year Ended June 30, 2020

		2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	258,232
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		3,519
Net (increase) decrease in operating assets:		
Deposits held by clearing broker, restricted		(1,263)
Receivable from clearing broker		542
Securities and other investments owned, at clearing broker, at fair value		(219,581)
Other assets		11,817
Net decrease in operating liabilities:		
Accounts payable and accrued liabilities		(202,152)
NET CASH USED IN OPERATING ACTIVITIES		(148,886)
CASH FLOWS FROM FINANCING ACTIVITIES		
Paycheck Protection Program Loan		384,200
Dividends paid		(250,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES		134,200
NET DECREASE IN CASH AND CASH EQUIVALENTS		(14,686)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		76,145
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	61,459
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest paid during the year	$	29,128

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

Dorsey & Company, Inc. (the Company) operates from its office in New Orleans, Louisiana, as a registered broker-dealer pursuant to the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is a non-clearing broker under Securities and Exchange Commission (SEC) Rule 15c3-3(k)(2)(ii) which provides an exemption from certain requirements of the Customer Protection Rule by requiring that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. As such, the Company has an agreement with a third-party clearing organization to clear and carry its customers' margin, cash accounts, and transactions on a fully-disclosed basis. The Company also operates as a Registered Investment Advisor (RIA) and is registered with the SEC.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Securities

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation computed on the straight-line basis over the estimated useful lives of the assets.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Revenue Recognition

Revenues from contracts are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time, how to allocate transaction prices where multiple performance obligations are identified, when to recognize revenue based on the appropriate measure of the Company's progress under the contract, and whether constraints on variable consideration should be applied due to uncertain future events.

Net Dealer Inventory and Investment Gains, and Commission Income – The Company's net dealer inventory and investment gains (mark-ups/mark-downs), and commission income represents sales commissions generated by advisors for their clients' purchases and sales of various financial instruments. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation. The Company is principal for net dealer inventory and investment gains, and is agent for commission income, as it is responsible for the execution of the clients' purchases and sales. Advisors assist the Company in performing its obligations. Accordingly, total net dealer inventory and investment gains, and commission income are reported on a gross basis.

The Company generates two types of net dealer inventory and investment gains, and commission income: sales-based commission income is recognized at point of sale on the trade date, and trailing commission income that is recognized over time as earned. Sales-based commission income varies by the investment product and is based on the amount of purchase and the mark-up/mark-down or commission schedule for that particular sale. Trailing commission income includes mutual fund 12b-1 fees and annuities and is generally based on a percentage of the current market value of the clients' investment holdings in trail-eligible assets and is recognized over the period during which the services are performed.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Revenue Recognition - Continued

Investment Advisory Fees – The Company's investment advisory fees are billed in advance and earned over the period in which the services are provided. The related performance obligations are generally satisfied daily or monthly based upon the assets under management. The investment advisory fees are generally calculated based upon quarter-end net assets under management in accordance with the respective investment advisory agreements. Investment advisory fees are recorded net of any sub-advisory payments and are included in investment advisory fees based on management's determination that the Company is acting in the capacity of principal service provider with respect to its relationship with clients.

Interest, Dividends and Other Income – Other income is largely comprised of bank deposit account rebates and dividends which are both recognized when received, interest recorded on an accrual basis, and other miscellaneous revenue sources which included a legal settlement in the current year.

Income Taxes

The Company has elected to be treated as a C-Corporation for income tax purposes. As a result, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Advertising & Marketing

The Company expenses the costs of advertising and marketing as they are incurred. Advertising and marketing expense totaled $16,595 for the year ended June 30, 2020.

Statement of Liabilities Subordinated to the Claims of General Creditors

The Statement of Liabilities Subordinated to the Claims of General Creditors has been omitted since the Company had no such liabilities as of or during the year ended June 30, 2020.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – AGREEMENTS WITH CLEARING ORGANIZATIONS

The Company utilizes First Clearing ("FCC") (First Clearing is a trade name used by Wells Fargo Clearing Services, LLC, Member SIPC, a registered broker-dealer and non-bank affiliate of Wells Fargo & Company) as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain a restricted deposit of $50,000. At June 30, 2020, $53,573 of cash and/or securities was restricted for that purpose. In addition, terms of the agreement require the Company to maintain net capital equal to the amount required by the SEC Uniform Net Capital Rules applicable to a correspondent introducing broker.

NOTE 3 – RECEIVABLE FROM CLEARING BROKER

Accounts receivable from clearing broker represents net uncollected commissions and fees due from clearing broker, plus net deposits of cash and/or securities held at clearing broker.

NOTE 4 – SECURITIES

Securities and other investments owned, held at clearing broker, consist of the Company's trading accounts and firm investments at fair value. These investments as of June 30, 2020, are summarized as follows:

Securities and other investments owned, held at clearing broker:	2020
State and municipal bonds	$ 609,128
U.S. equities, Other	1,127
Firm Investment, Money Market Fund	384,207
	$ 994,462

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements and Disclosures*, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

NOTE 4 – SECURITIES - Continued

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. The types of investments included in Level 1 include listed equity and debt securities.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include less liquid and restricted equity securities, debt securities not listed on an exchange, and over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include general and limited partnership interests in corporate private equity funds, and funds of hedge funds.

In some instances, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such instances, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at June 30, 2020.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis are as follows:

NOTE 4 – SECURITIES - Continued

State and Municipal Bonds – These securities consist of debt obligations that are valued based on quotations received from dealers who make markets in such securities or by independent pricing services. These pricing services generally utilize matrix pricing which considers yield or price of bonds of comparable quality, coupon, maturity and type as well as dealer supplied prices.

U.S. Equities, Other – These securities are traded on an infrequent basis on a national securities exchange (or reported on the NASDAQ national market), traded over-the-counter (OTC) or are mutual funds and are stated at the last reported sales price on the day of valuation.

Firm Investment, Money Market Fund – This is an investment in an actively traded Treasury money market fund with a daily quoted price.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of June 30, 2020:

	ASSETS AT FAIR VALUE AS OF JUNE 30, 2020			
	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned, held by clearing broker:				
State and municipal bonds	$ -	$ 609,128	$ -	$ 609,128
U.S. equities, other	-	1,127	-	1,127
Money Market Fund	384,207	-	-	384,207
	$ 384,207	$ 610,255	$ -	$ 994,462

NOTE 5 – PROPERTY AND EQUIPMENT

Components of property and equipment by major classifications at June 30, 2020 were as follows:

	2020
Furniture and fixtures	$ 51,400
Telephone system	36,981
Leasehold improvements	71,670
Computer equipment	27,954
	188,005
Less accumulated depreciation	(159,454)
	$ 28,551

Depreciation charged to operations amounted to $3,519 for the year ended June 30, 2020.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with accounting principles generally accepted in the United States of America, are not included on the statement of financial condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives compensation for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval and monitoring processes.

Once a trade is executed, a customer is generally required to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities) within two business days. The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. At June 30, 2020, all unsettled transactions were subsequently settled by customers without loss to the Company or open commitments were adequately collateralized.

The Company leases its office space from a related party under an operating lease expiring in November 2021. The future minimum lease payments under this operating lease are as follows:

Year Ending June 30,	Amount
2021	84,000
2022	35,000
	$ 119,000

Rent expense under this lease totaled $79,900 for the year ended June 30, 2020.

The Company is subject to various legal proceedings and regulatory actions in the ordinary course of its business. The outcomes of any legal and regulatory matters are subject to many uncertainties and, therefore, cannot be predicted. In the opinion of management, the Company had no pending legal or regulatory actions as of June 30, 2020.

NOTE 7 – EMPLOYEE BENEFIT PLAN

The Company has a noncontributory profit sharing plan covering substantially all employees. Contributions by the Company are discretionary. Approximately $215,000 was expensed by the Company for the year ended June 30, 2020.

The Company has a retirement plan under section 401(k) of the Internal Revenue Code. The plan allows eligible employees to defer a predetermined portion of their compensation for federal income tax purposes. Contributions by the Company are required pursuant to a safe harbor exemption applicable to top-heavy plans. Approximately $69,248 was contributed to the plan by the Company for the year ended June 30, 2020.

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum Net Capital and requires that the ratio of Aggregate Indebtedness to Net Capital, both as defined, shall not exceed 15 to 1.

At June 30, 2020, the Company had Net Capital of $1,484,804 which was $1,234,804 in excess of its required Net Capital of $250,000. The Company's ratio of Aggregate Indebtedness to Net Capital was .5854 to 1 at June 30, 2020.

NOTE 9 – GUARANTEES

The Company clears all of its securities transactions through First Clearing ("FCC") on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and FCC, FCC has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. FCC partially collateralizes these losses with the deposits held by clearing broker, restricted.

As FCC's right to charge the Company has no maximum amount and applies to all trades executed through FCC, the Company believes there is no maximum amount assignable to this right. At June 30, 2020, the Company did not have any losses related to these guarantees for which payments were made.

In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of FCC and all counterparties with which it conducts business.

NOTE 10 – OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company may execute transactions involving the sale of securities not yet purchased. Such transactions expose the Company to off-statement of financial condition risk in the event the market value of securities sold short increases, subjecting the Company to trading losses. Management monitors the market value of these positions on a daily basis to control the risk associated with these sales.

The Company is responsible to its clearing broker for payment of all transactions executed both on its behalf and on behalf of its customers. Therefore, the Company is exposed to off-statement of financial condition risk in the event a customer cannot fulfill its commitment and the clearing broker must purchase or sell a financial instrument at prevailing market prices. The Company and its clearing broker seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

The Company is further exposed should FCC, which clears all of the Company's transactions and holds its securities, be unable to fulfill its obligations. The Company monitors the credit standing of FCC and all counterparties with which it conducts business.

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice. The Company had amounts on deposit in banks at June 30, 2020 of $159,613, which is under the federally insured limit of $250,000.

NOTE 11 – INCOME TAXES

Components of income tax expense are as follows for the year ended June 30, 2020:

	2020
Current	$ 80,634

No deferred income taxes were recorded at June 30, 2020 since there were only immaterial temporary differences between the accounting basis of various assets and liabilities under financial statement and income tax reporting. The Company's effective income tax rate is higher than what would be expected if just the federal statutory rate were applied to income from continuing operations primarily because of state income and franchise taxes, offset by tax-exempt income, expenses deductible for financial reporting purposes that are not deductible for tax purposes, and the dividends-received deduction. The Company follows the provisions of the

NOTE 11 – INCOME TAXES - Continued

Accounting for Uncertainty in Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification, which clarifies the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense. The Company files a U.S. federal and a Louisiana state income tax return. Returns filed in these jurisdictions for tax years ended on or after June 30, 2015 are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of June 30, 2020.

NOTE 12 – STOCKHOLDERS' EQUITY

Class A common stockholders are entitled to one vote per share. Class B common stockholders are entitled to one-tenth of one vote per share.

NOTE 13 – RELATED PARTY TRANSACTIONS

The Company leases office space from a related party as disclosed in Note 6. Rent paid to such related party totaled $79,900 for the year ended June 30, 2020.

NOTE 14 – PAYCHECK PROTECTION PROGRAM (PPP)

On April 20, 2020, the Company received loan proceeds in the amount of $384,200 under the Paycheck Protection Program (PPP). The PPP, established as a part of the Coronavirus Aid, Relief and Economic Security Act (CARES Act), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the eight week period.

NOTE 14 – PAYCHECK PROTECTION PROGRAM (PPP) - Continued

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. While the Company currently believes that it has used the loan proceeds consistent with the conditions for forgiveness of the loan, there is no assurance of forgiveness of the loan, in whole or in part.

On June 4, 2020, the Paycheck Program Flexibility Act of 2020 was passed which among other things: extended the forgiveness period from eight weeks to the earlier of twenty-four weeks from the earlier of the origination date of the loan or December 31, 2020; requires only 60% of forgivable expenses to be used towards payroll costs, as opposed to 75%; and allows for the extension of the maturity date for all loan amounts after the forgiveness period from two years to five.

NOTE 15 – FUTURE PRINCIPAL PAYMENT OBLIGATIONS

Future principal payment obligations for all debt for years subsequent to June 30, 2020 are as follows:

Year Ending June 30,	Amount
2021	$ 168,949
2022	215,251
	$ 384,200

NOTE 16 – COVID 19

During March 2020, the World Health Organization declared the novel coronavirus (COVID-19) outbreak a public health emergency. There have been mandates from international, federal, state, and local authorities requiring forced closures of various schools, businesses, and other facilities and organizations. These forced closures could negatively impact the Company's business. While the closures and limitations of movement, domestically and internationally, are expected to be temporary, the duration of the disruption, and related financial impact, cannot be estimated at this time. Should the closures continue for an extended period of time or should the effects of COVID-19 continue to spread, the impact could have a material adverse effect on the Company's financial position, results of operations, or cash flows.

NOTE 17 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 24, 2020, which is the date these financial statements were available to be issued. All subsequent events, if any, requiring recognition as of June 30, 2020 have been incorporated into these financial statements.

DORSEY & COMPANY, INC.

SUPPLEMENTAL INFORMATION
As of June 30, 2020

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

Total Stockholders' Equity			$ 1,585,434
Deductions and/or charges:			
Non-Allowable assets:			
Property and equipment, net			(28,551)
Other assets			(27,503)
Net Capital before haircuts on securities positions			1,529,380
Haircuts on securities			(44,576)
Net Capital			$ 1,484,804
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT AND AGGREGATE INDEBTEDNESS:			
Total Aggregate Indebtedness	$	869,219	
Computed Net Capital required (6 2/3% of Aggregate Indebtedness)		57,948	
Statutory minimum Net Capital requirement		250,000	
Net Capital requirement (greater of computed or statutory amount)			250,000
Excess Net Capital			$ 1,234,804
Excess Net Capital at 1000% (Net Capital, less 120% of statutory minimum Net Capital required)			$ 1,184,804
Ratio: Aggregate Indebtedness to Net Capital			.5854 to 1

DORSEY & COMPANY, INC.,

SUPPLEMENTAL INFORMATION

As of June 30, 2020

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION – Continued

There were no material differences between this computation of Net Capital and the corresponding calculation prepared by the Company in its FOCUS filing as of June 30, 2020.

DORSEY & COMPANY, INC.

SUPPLEMENTAL INFORMATION

As of June 30, 2020

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS, INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS, AND SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: First Clearing (First Clearing is a trade name used by Wells Fargo Clearing Services, LLC, Member SIPC, a registered broker-dealer and non-bank affiliate of Wells Fargo & Company)

Frazier & Deeter
CPAs & ADVISORS

1230 Peachtree Street NE
Suite 1500
Atlanta, Georgia 30309
404.253.7500
www.frazierdeeter.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management
of Dorsey & Company, Inc.

We have reviewed management's statements, included in the accompanying Dorsey & Company, Inc.'s Exemption Report, in which (1) Dorsey & Company, Inc. identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which Dorsey & Company, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3k(2)(ii) (the "exemption provisions") and (2) Dorsey & Company, Inc. stated that Dorsey & Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Dorsey & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dorsey & Company Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Frazier + Deeter, LLC

Atlanta, Georgia
September 24, 2020

DORSEY & COMPANY, INC.
EXEMPTION REPORT

Dorsey & Company Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Dorsey & Company Inc.

I, Raymond A. Thompson, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

BY: Ray Thompson
Raymond A Thompson, President & CEO

DATED: September 14, 2020

FD Frazier &Deeter
CPAs & ADVISORS

1230 Peachtree Street NE
Suite 1500
Atlanta, Georgia 30309
404.253.7500
www.frazierdeeter.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To Board of Directors and Stockholders of
Dorsey & Company, Inc.
New Orleans, LA

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Dorsey & Company, Inc. (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 to a copy of check number 024601 dated August 28, 2020 in the amount of $2,840 and a copy of check number 024300 dated January 31, 2020 in the amount of $3,340, noting no differences.

2. Compared the Total Revenues amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2020 of $4,861,140 with the Total Revenue reported in the Form SIPC-7 for the year ended June 30, 2020, noting no differences.

3. Compared any adjustments reported in the Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Recalculated the arithmetical accuracy of the calculation reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Frazier + Deeter, LLC

Atlanta, Georgia
September 24, 2020